

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Chris G.B. Meyer
Group Chief Executive Officer
Lesaka Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa

      Re: Lesaka Technologies, Inc.
           Registration Statement on Form S-3
           Filed September 9, 2022
           File No. 333-267371

Dear Mr. Meyer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance